FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

3 May 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                  )

Enclosure:  press release dated 3 May 2006

Buhrmann NV
For more information
Media Relations
+31 (0)20 651 10 34

PRESS RELEASE	Investor Relations
+31 (0)20 651 10 42

Amsterdam, the Netherlands, 3 May 2006

BUHRMANN 1ST QUARTER PERFORMANCE CONTINUES TREND OF STRONG SALES GROWTH

•                  Strong organic sales growth (+8%) with contributions from all businesses

•                  EPS up 36% to EUR 0.19, excluding special items(1) and fair value changes

•                  Operating result improves 18% at constant rates to EUR 72.5 million, excluding special items(1)

•                  Operating result of EUR 48.1 million includes costs for streamlining of North American and European operations for EUR 21.2 million and EUR 3.1 million respectively

•                  Net result improves to EUR 24.5 million; EPS increases to EUR 0.14

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q1 2006	Q1 2005	change in EUR	change at constant rates
Net sales	1,533.8	1,318.2	16.4%	9.4%
Gross contribution	472.5	414.1	14.1%	7.2%
Operating result	48.1	56.7	(15.1)%	(21.9)%
Net result	24.5	(77.7)
Net result per ordinary share (EPS)(in euro)	0.14	(0.53)

CEO’S STATEMENT

Commenting on the first quarter 2006 results, Frans Koffrie, Buhrmann President and CEO, said: ‘Our first quarter performance reflects a good start to 2006 and is fully in line with our expectations. Our businesses delivered profitable sales growth, which was driven by our success in selling an increasingly wide selection of products to our customer base. The rate of profit growth is about double the rate of sales growth. Significant steps were taken during the quarter that we believe will help drive strong earnings momentum in the latter part of 2006 and beyond.’

‘The current macroeconomic trends support our positive stance about our prospects for continued sales growth in 2006. Although gross contribution could be affected by inflationary increases, particularly in paper based product categories in North America, we are committed to offset this to a large extent by cost management following the streamlining of our North American operations, and by continued growth in private label sales. Assuming general market trends continue, our strategy, business dynamics and further streamlining should allow us to achieve our 6.5% operating result target for our office products businesses over the medium term.’

FIRST QUARTER FINANCIAL PERFORMANCE

Net sales were up by 16.4% to EUR 1,534 million, an increase of 9.4% at constant rates. Organically sales increased 8%. Total Group gross contribution improved by 7.2% at constant rates to EUR 472.5 million. Strong customer demand for private branded products, improved merchandising and global sourcing had a positive effect on gross

(1) As of 1 January 2006 items with an exceptional or incidental character will be separately reported as special items and explained in our commentaries.

contribution, helping to offset margin pressures in the large account segment. Gross contribution as a percentage of sales was also impacted by a shift to product categories with lower margins. Operating result decreased to EUR 48.1 million, a 21.9% decrease at constant rates.

Net result amounted to EUR 24.5 million versus a loss of EUR 77.7 million last year, due to the buy-back of all outstanding Preference Shares C in the first quarter of 2005. Excluding special items and fair value changes, net result increased 64.4% to EUR 33.2 million (Q1 2005: EUR 20.2 million). EPS amounted to EUR 0.14 (Q1 2005: EUR 0.53 negative), while excluding special items and fair value changes, EPS increased to EUR 0.19 (Q1 2005: EUR 0.14).

Return on capital employed (before goodwill and special items) was 33.4% (Q1 2005: 28.2%). All-inclusive, return on capital employed was 8.2% (Q1 2005: 10.5%).

SPECIAL ITEMS

In the first quarter, operating result includes special items of EUR 24.4 million (EUR 15.1 million net of tax). Charges of EUR 21.2 million (USD 25.5 million) were incurred in the quarter for the centralisation of back office functions and the streamlining of the organisational structure in North America. In addition, costs of about USD 28 million will be incurred in the remainder of 2006 and USD 10 million in 2007. The combined savings are estimated to reach a run rate of USD 47 million. Savings realised in the first quarter were USD 2 million, with USD 20 million expected for the full year of 2006. Office Products Europe recorded EUR 3.1 million of costs for optimising the usage of facilities in the Benelux.

A pre-tax (non-cash) profit of EUR 9.8 million (EUR 6.9 million net of tax) was recorded as an accounting consequence of transferring pension assets and liabilities from Buhrmann’s Dutch pension fund to PaperlinX. The pre-tax profit of EUR 9.8 million is below the estimate announced previously due to fewer participants electing to be transferred and some actuarial adjustments.

Operating result increased to EUR 72.5 million, an increase of 18.0% at constant rates, excluding the effect of special items. This represents 4.7% of net sales (Q1 2005: 4.3% of net sales).

ADDITIONAL FINANCIAL INFORMATION

For the full year 2006 we project cash interest expenses (i.e. including dividends on Preference Shares A) of approximately EUR 80 million. Cash tax payments are estimated to be between EUR 30 million to EUR 35 million while the effective tax rate – excluding any special items, fair value effects and dividend on Preference Shares A – is expected to be between 20-25%. Capital expenditure is targeted to be about EUR 80 million with depreciation at about EUR 95 million. The full year 2006 cash outflow reported under ‘Other operational payments’ (from current provisions for restructuring) is expected to be between EUR 30 and 40 million.

Conference Call

A live audio web cast of the analyst & investor conference call starting at 10 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Presentations”. The analyst & investor presentation will also be available on the web site. It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0)45 631 69 01.

Financial calendar

Publication of second quarter results 2006:	2 August 2006
Publication of third quarter results 2006:	1 November 2006
Publication of fourth quarter results 2006:	8 February 2007
Annual General Meeting of Shareholders:	12 April 2007

For more information

Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

DIVISIONAL PERFORMANCE

OFFICE PRODUCTS NORTH AMERICA

Amounts in EUR million	Q1 2006	Q1 2005	change in EUR	change at constant rates
Net sales	840.7	709.3	18.5%	8.1%
Organic growth	7%	3%
Gross contribution	288.5	248.0	16.3%	6.1%
Operating result	29.4	40.4	(27.3)%	(34.7)%
Average Capital Employed(1)	566.8	511.5	10.8%	3.6%
Ratios
Gross contribution / net sales	34.3%	35.0%
Operating result / net sales	3.5%	5.7%
Operating result(2)/ Average Capital Employed	35.9%	31.6%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

With favourable market conditions evident in higher levels of white-collar employment and increased average spend per employee, Office Products North America had a good start to the year with organic sales growth of 7% reflecting improved sales performance from all regions and product lines. Corporate Express Canada again had a strong quarter, registering double-digit sales growth.

The trend of high single-digit growth in organic sales was driven by continued strength in large account business, strong sales growth in facility and break room supplies, and improved performance in document and print management. Demand for traditional office products - stationery, paper and computer supplies - remains healthy.

The centralisation of local administrative operations that was announced in November last year is progressing well in terms of schedule and expected benefits. The centralisation of credit and collections has been finalised and the centralisation of the customer care operations in the Denver area is on schedule to be fully operational during the third quarter of 2006. Additionally, a further streamlining of the North American organisational structure was announced in the first quarter. This customer segment and product line driven organisation will be effective 1 July 2006 and is designed to accelerate sales through enhanced accountability and focus and drive cost efficiencies, primarily through the elimination of management positions and the further centralisation of functional activities. Both actions are a logical result of our ongoing improvement process and will result in further earnings growth as the related benefits are realised.

Following these restructurings, a total of USD 25.5 million (EUR 21.2 million) of charges were incurred in the first quarter. This consists of USD 4.8 million for the centralisation of back office functions and USD 20.7 million for the streamlining of the organisational structure. Additionally, total costs of USD 28 million will be incurred in the remainder of 2006 and USD 10 million in 2007.

Savings are estimated to reach a run rate of USD 47 million of which USD 17 million relates to the back office centralisation and USD 30 million to the streamlining of the organisational structure. Savings realised in the first quarter were USD 2 million, with USD 20 million expected for the full year.

Experiencing continued growth during the quarter, the mid-market segment continues to be a strategic priority. We are accelerating the investment in people and programs to target this segment, adding over 40 mid-market sales representatives during the quarter. The streamlining announced for July 2006 will include a dedicated mid-market organisation as well.

Gross contribution amounted to EUR 288.5 million, up 6.1% at constant rates. Gross contribution as a percentage of net sales decreased to 34.3% driven primarily by margin pressures in large accounts and inflationary increases in paper based product categories, which we are committed to recover in the marketplace. Serving to offset these pressures, private brands continued to be favourably received by customers. Sales of private brands now represent 26% of office supplies and computer supplies sales, compared to 22% in the first quarter of 2005. This is comparable to the fourth quarter of 2005 in which Office Products North America saw a strong contribution from the ‘dated goods’ product line which is seasonal by nature.

Excluding special items for the streamlining programme, operating result improved to EUR 50.6 million, which is an increase of 13.5% at constant rates, representing an operating result margin of 6.0%. Operating result, including special items, amounted to EUR 29.4 million, a decrease of 34.7% at constant rates.

OFFICE PRODUCTS EUROPE

Amounts in EUR million	Q1 2006	Q1 2005	change in EUR	change at constant rates
Net sales	256.3	238.9	7.3%	7.3%
Organic growth	5%	0%
Gross contribution	81.6	78.4	4.1%	4.2%
Operating result	(1.0)	2.1	n/a	n/a
Average Capital Employed(1)	120.1	114.0	5.3%	5.5%
Ratios
Gross contribution / net sales	31.9%	32.8%
Operating result / net sales	(0.4)%	0.9%
Operating result(2)/ Average Capital Employed	7.1%	7.3%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

Despite signs of improvement, overall European market conditions remained challenging. Nevertheless Office Products Europe continued to show encouraging signs of progress with 5% organic sales growth. Ongoing strong sales growth was driven mainly by the large account business while the mid-market performance improved in most product categories.

Almost all operating companies contributed to the sales growth. The United Kingdom and Benelux in particular improved their sales performances. Our leadership position in Germany was further reinforced, albeit that competitive market conditions are impacting gross contribution. Hardware, computer supplies and facility supplies saw good growth, validating the success of our product line extensions. Veenman Germany deliberately reduced its geographical coverage and limited its loss while Veenman The Netherlands continued to deliver profitable growth.

Since mid March the Benelux distribution centre successfully started to deliver to our customers in Northern Germany. Volumes will be expanded gradually, thereby freeing up capacity in our two main German distribution centres to facilitate their sales growth. To further streamline operations, the office products activities in the Netherlands are being centralised from four locations to one.

The acquisition of Ofiexpress SA, which was announced on 10 January 2006, has been successfully completed. Ofiexpress is now part of the Office Products Europe Division providing full access to the fragmented Spanish market for office products which offers good growth potential.

Gross contribution rose 4.2% at constant rates to EUR 81.6 million while gross contribution as a percentage of sales decreased to 31.9%. Factors such as growth in lower gross contribution margin Germany and a higher share of lower percentage margin computer supplies continued to contribute to the decline. Sales of private brands now account for 24% of office supplies and computer supplies sales.

Operating result amounted to EUR 1.0 million negative. In the first quarter EUR 3.1 million of costs were recorded as special items for centralising the office products activities in the Netherlands and to handle part of the distribution for Germany from the Benelux distribution centre. Excluding special items operating result was stable at EUR 2.1 million.

OFFICE PRODUCTS AUSTRALIA

Amounts in EUR million	Q1 2006	Q1 2005	change in EUR	change at constant rates
Net sales	174.4	146.9	18.7%	14.4%
Organic growth	4%	6%
Gross contribution	55.1	45.5	21.0%	16.6%
Operating result	12.6	11.3	12.1%	8.1%
Average Capital Employed(1)	66.0	59.0	12.0%	10.2%
Ratios
Gross contribution / net sales	31.6%	31.0%
Operating result / net sales	7.2%	7.7%
Operating result / Average Capital Employed	77.6%	76.9%

(1) Average Capital Employed excludes goodwill.

Office Products Australia reported 4% organic sales growth in the first quarter. The Division continued to expand into the medium and small-sized customer sectors. Facility and break room supplies as well as furniture continued to deliver strong growth. Also promotional marketing showed a strong performance.

Gross contribution as a percentage of sales increased to 31.6% helped by a positive sales mix. The absolute amount grew by 16.6% at constant rates to EUR 55.1 million.

Operating result improved 8.1% at constant rates to EUR 12.6 million but was impacted by higher employee and delivery costs and costs related to efficiency and effectiveness improvement measures. Demonstrating the Division’s focus on reducing its cost base, replenishment purchasing and customer contract implementation activities were centralised during the quarter.

ASAP SOFTWARE

Amounts in EUR million	Q1 2006	Q1 2005	change in EUR	change at constant rates
Net sales	166.3	135.4	22.8%	14.0%
Organic growth	14%	4%
Gross contribution	18.9	16.0	17.8%	9.5%
Operating result	6.1	5.6	7.9%	(0.8)%
Average Capital Employed(1)	34.8	9.5	266.9%	249.8%
Ratios
Gross contribution / net sales	11.3%	11.8%
Operating result / net sales	3.6%	4.1%
Operating result / Average Capital Employed	69.7%	236.9%

(1) Average Capital Employed excludes goodwill.

ASAP Software performed well in the first quarter, generating sales of EUR 166.3 million, up 14.0% at constant rates. On an organic basis – which eliminates the effect of the ongoing shift from invoiced sales to a commission-based agency model – sales growth was 14%. The agency model has no effect on the profitability of this business in absolute terms.

Gross contribution grew 9.5% at constant rates to EUR 18.9 million. Operating result improved to EUR 6.1 million, but decreased slightly at constant rates. This is a deliberate choice as ASAP Software invests in future growth. In order to enhance long term growth ASAP Software continued to make planned investments in the small and medium-sized market and further developed its higher margin IT services business. On our current assumptions, we expect that 2006 operating result will be around the same level as 2005.

GRAPHIC SYSTEMS

Amounts in EUR million	Q1 2006	Q1 2005	change in EUR
Net sales	96.1	87.7	9.6%
Organic growth	7%	(6)%
Gross contribution	28.3	26.2	8.4%
Operating result	1.1	(0.7)	n/a
Average Capital Employed(1)	83.7	103.3	(19.0)%
Ratios
Gross contribution / net sales	29.5%	29.8%
Operating result / net sales	1.1%	(0.8)%
Operating result / Average Capital Employed	5.3%	(2.7)%

(1) Average Capital Employed excludes goodwill.

Graphic Systems delivered a quarter of solid performance with sales up 9.6%. The Division saw an encouraging increase in order intake and is witnessing an improving investment climate in the graphics industry, albeit at a lower pace compared to previous cyclical recoveries.

The Triple S strategy - delivering an integrated offering of services, supplies and spare parts - is developing well. Our role as total system and service supplier gets more weight in the competitive arena as printers are looking for expert advice from specialists to fully exploit the potential offered by modern print technologies. Triple S sales accounted for

41% of total divisional sales.

Gross contribution was up 8.4% to EUR 28.3 million. Gross contribution as a percentage of sales was marginally lower due to competition and change in sales mix. Operating result increased to EUR 1.1 million, an improvement compared to the loss of EUR 0.7 million in the first quarter of 2005. Once again, costs and capital employed continued to be well managed.

CORPORATE

Under ‘Corporate’, operating costs for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members resulted in a break-even result.

Total operating costs were EUR 7.1 million (Q1 2005: 6.2 million), which includes costs attached to the implementation of Sarbanes-Oxley. A net contribution, excluding the benefit resulting from the changes in Dutch pension systems (EUR 2.3 million), of EUR 4.8 million (Q1 2005: EUR 4.2 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund (31 March 2006 estimated statutory coverage ratio: 150%).

For the full year 2006 we expect to record a net contribution of approximately EUR 18 million for the expected return on plan assets and interest on the pension obligations. The operating costs for ‘Holdings’ are expected to be about EUR 29 million.

TAXES AND FAIR VALUE CHANGES

Taxes for the first quarter amounted to EUR 3.8 million (Q1 2005: EUR 7.9 million). The tax effect on special items amounted to EUR 9.3 million positive. Excluding fair value effects, special items and dividend on Preference Shares A, reflecting an effective tax rate of 24.3%.

In the first quarter 2006, EUR 8.1 million of tax payments were made. The full year 2006 cash tax payments are expected to be between EUR 30 and 35 million.

The total impact of fair value adjustments, net of tax, was EUR 0.5 million negative in the first quarter (Q1 2005: EUR 12.9 million negative).

CASH FLOW, NET DEBT, FINANCING AND FINANCIAL COSTS

Cash flow available for financing activities (excluding interest paid and dividend on preference shares) was EUR 75.6 million negative in the first quarter. Working capital for the first quarter increased by EUR 133 million as a consequence of the growth of our businesses and the traditional seasonal increase. Average working capital as a percentage of sales (on a four-quarter rolling average) was 8.5% (Q4 2005: 8.4%).

Net interest-bearing debt increased to EUR 1,161 million at the end of the first quarter versus EUR 1,080 million at 31 December 2005. The translation effect related to the depreciation of the US dollar versus the euro reduced net interest-bearing debt by EUR 16 million in the first quarter 2006.

For the quarter net financing costs, excluding special items and fair value changes, were EUR 22.4 million (Q1 2005: EUR 24.9 million). EUR 2.8 million of these costs related to the dividend on preference shares (Q1 2005: EUR 10.5 million including Preference Shares C). Cash interest was EUR 17.5 million (Q1 2005: EUR 12.5 million) and non-cash interest amounted to EUR 2.1 million (Q1 2005: EUR 1.9 million).

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2005, which is available on our website, www.buhrmann.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values and excluding special items. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change to a commission-based model at our ASAP Software subsidiary.

•                  Non-GAAP measures: Figures are often presented before exceptional items and changes in fair value. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

CONSOLIDATED INCOME STATEMENT	1st quarter
in millions of euro	2006	2005

Net sales	1,533.8	1,318.2
Purchase value trade goods sold	(1,061.3)	(904.1)
Gross contribution	472.5	414.1
Operating costs	(398.7)	(336.6)
Depreciation pp&e and amortisation intangibles	(25.7)	(20.8)
Operating result (EBIT)	48.1	56.7
Net financing costs *	(22.8)	(122.7)
Result before profit tax	25.3	(66.1)
Profit tax	(3.8)	(7.9)
Other financial results	2.9	(3.7)
Net result	24.5	(77.7)

Net result	24.5	(77.7)
Special items (net of tax)	8.2	85.0
Net result excluding special items	32.7	7.3
Fair value changes net of tax	0.5	12.9
Net result excluding changes in fair values and special items	33.2	20.2

* Net financing costs
-Cash interest	(17.5)	(12.5)
-Dividend preference shares	(2.8)	(10.5)
-Non-cash interest (incl. Amortisation fees)	(2.1)	(1.9)
-Fair value changes	(0.4)	(12.9)
-Repurchase Preference Shares C	—	(85.0)
Net financing costs	(22.8)	(122.7)

OPERATIONAL RATIOS	1st quarter
Gross contribution as a % of net sales	30.8%	31.4%
EBIT as a % of net sales	3.1%	4.3%
EBIT before special items as a % of net sales	4.7%	4.3%

EARNINGS PER SHARE (BASIC)	1st quarter
in millions of euro	2006	2005

Average number of ordinary shares (x 1,000)	178,766	145,403

Per ordinary share (in euro)
Net result	€0.14	€(0.53)
Net result excluding changes in fair values and special items	€0.19	€0.14

Number of shares at balance sheet date	178,828	145,403

CONSOLIDATED CASH FLOW STATEMENT	1st quarter
in millions of euro	2006	2005

EBIT	48.1	56.7
Depreciation pp&e and amortisation intangibles	25.7	20.8
Other adjustments for non-cash	18.0	1.6

- (Increase) / decrease in inventories	(15.5)	28.2
- (Increase) / decrease in trade receivables	47.4	56.1
- Increase / (decrease) in trade payables	(113.2)	(172.2)
- (Increase) / decrease in other receivables and liabilities	(51.2)	(10.2)
(Increase) / decrease in working capital	(132.5)	(98.1)

Payments for defined benefit plans	(2.9)	(2.3)
Profit tax paid	(8.1)	(5.7)
Other operational payments (including restructuring)	(3.2)	(3.8)
Cash flow from operational activities	(54.8)	(30.8)
Investments in pp&e and software	(17.9)	(15.4)
Acquisitions, integration and divestments	(2.9)	(2.4)
Cash flow available for financing activities	(75.6)	(48.6)

Interest paid	(19.4)	(12.4)
Buy back premium Preference Shares C	0.0	(85.0)
Financing fees paid	0.0	(6.1)
Shares issued	0.0	240.1
Dividend on ordinary shares paid	0.0	0.0
Payments minority shareholders	(5.1)	(4.3)
Change in non-current financing	40.7	(204.3)
Cash flow from financing activities	16.1	(72.1)

Net cash flow (change in current financing)	(59.5)	(120.7)

	31 March		31 December
FINANCIAL RATIOS	2006	2005	2005
Interest cover (4 quarterly rolling)
- EBITDA / cash interest	4.8	5.1	5.2
Cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDA	3.2	3.1	2.9
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	38%	38%	37%
- Net-interest-bearing debt in % of group equity	78%	81%	72%

CONSOLIDATED BALANCE SHEET	31 March		31 December
in millions of euro	2006	2005	2005

Non-current assets
Goodwill	1,459.3	1,380.2	1,499.2
Property, plant & equipment and intangible assets (software)	318.8	328.5	333.1
Pre-paid pensions, deferred tax and other non-current assets	572.3	515.2	564.8
Total non-current assets	2,350.4	2,223.9	2,397.0

Current assets
Inventories	454.6	403.1	453.4
Trade receivable	808.2	720.3	873.8
Other receivables	195.0	160.6	203.5
Cash *	79.9	52.5	114.0
Total current assets	1,537.7	1,336.5	1,644.7

Total assets	3,888.1	3,560.4	4,041.7

Group equity
Shareholders’ equity	1,434.4	1,291.4	1,450.3
Minority interest	54.2	57.4	59.4
Group equity	1,488.6	1,348.8	1,509.7

Non-current liabilities
Preference shares and loans *	1,150.2	1,093.5	1,137.8
Deferred tax, pension obligations, derivatives and provisions	245.7	240.4	241.7
Total non-current liabilities	1,395.9	1,333.8	1,379.5

Current liabilities
Loans and bank overdrafts *	90.9	54.9	55.8
Trade payables	596.9	521.6	724.8
Other liabilities	315.9	301.3	372.0
Total current liabilities	1,003.7	877.8	1,152.5

Total equity and liabilities	3,888.1	3,560.4	4,041.7

Working capital	591.2	493.4	473.5
Capital employed	2,367.2	2,193.3	2,302.8
Net-interest-bearing debt	1,161.1	1,095.8	1,079.5

* These are components of net-interest-bearing debt

EQUITY RECONCILIATION	31 March		31 December
in millions of euro	2006	2005	2005

Shareholders’ equity per 1 January	1,450	1,062	1,062
Net result year to date	24	(78)	2
Dividend ordinary shares	—	—	(12)
Net proceeds issue ordinary shares	—	240	238
Repurchase shares CE Australia	(1)	—	(10)
Interest hedges	1	3	3
Actuarial gains and (losses) on pension plans	0	—	(19)
Share-based payments	1	1	7
Translation differences	(42)	63	180
Shareholders’ equity at the end of the reporting period	1,434	1,291	1,450

FIGURES PER DIVISION
NET SALES	1st quarter
in millions of euro	2006	2005

Office Products North America	840.7	709.3
Office Products Europe	256.3	238.9
Office Products Australia	174.4	146.9
ASAP Software	166.3	135.4
Graphic Systems	96.1	87.7
Buhrmann	1,533.8	1,318.2

	1st quarter
ORGANIC GROWTH OF SALES	2006	2005

Office Products North America	7%	3%
Office Products Europe	5%	0%
Office Products Australia	4%	6%
ASAP Software	14%	4%
Graphic Systems	7%	(6)%
Buhrmann	8%	2%

GROSS CONTRIBUTION	1st quarter
in millions of euro	2006	2005

Office Products North America	288.5	248.0
Office Products Europe	81.6	78.4
Office Products Australia	55.1	45.5
ASAP Software	18.9	16.0
Graphic Systems	28.3	26.2
Buhrmann	472.5	414.1

	1st quarter
GROSS CONTRIBUTION as a % of NET SALES	2006	2005

Office Products North America	34.3%	35.0%
Office Products Europe	31.9%	32.8%
Office Products Australia	31.6%	31.0%
ASAP Software	11.3%	11.8%
Graphic Systems	29.5%	29.8%
Buhrmann	30.8%	31.4%

OPERATING RESULT (EBIT)	1st quarter
in millions of euro	2006	2005

Office Products North America	29.4	40.4
Office Products Europe	(1.0)	2.1
Office Products Australia	12.6	11.3
ASAP Software	6.1	5.6
Graphic Systems	1.1	(0.7)
Corporate	—	(2.0)
EBIT	48.1	56.7

OPERATING RESULT excluding special items	1st quarter
in millions of euro	2006	2005

Office Products North America	50.6	40.4
Office Products Europe	2.1	2.1
Office Products Australia	12.6	11.3
ASAP Software	6.1	5.6
Graphic Systems	1.1	(0.7)
Corporate	(0.0)	(2.0)
EBIT	72.5	56.7

OPERATING RESULT excluding special items as a % of NET SALES	1st quarter
(ROS in %)	2006	2005

Office Products North America	6.0%	5.7%
Office Products Europe	0.8%	0.9%
Office Products Australia	7.2%	7.7%
ASAP Software	3.6%	4.1%
Graphic Systems	1.1%	(0.8)%
Corporate	(0.0)%	(0.2)%
Buhrmann	4.7%	4.3%

AVERAGE CAPITAL EMPLOYED	1st quarter
in millions of euro	2006	2005

Office Products North America	566.8	511.5
Office Products Europe	120.1	114.0
Office Products Australia	66.0	59.0
ASAP Software	34.8	9.5
Graphic Systems	83.7	103.3
Corporate	1.8	8.3
Buhrmann, excluding goodwill	873.2	805.6
Goodwill	1,479.0	1,350.7
Buhrmann, including goodwill	2,352.1	2,156.4

OPERATING RESULT excluding special items as a % of AVERAGE CAPITAL EMPLOYED	1st quarter
(ROCE in %)	2006	2005

Office Products North America	35.9%	31.6%
Office Products Europe	7.1%	7.3%
Office Products Australia	77.6%	76.9%
ASAP Software	69.7%	236.9%
Graphic Systems	5.3%	(2.7)%
Buhrmann, excluding goodwill	33.4%	28.2%
Buhrmann, including goodwill and special items	8.2%	10.5%

NUMBER OF EMPLOYEES	31 March		31 December
in number of FTEs	2006	2005	2005

Office Products North America	10,043	10,150	9,976
Office Products Europe	3,639	3,766	3,694
Office Products Australia	2,396	2,218	2,337
ASAP Software	559	482	544
Graphic Systems	943	971	954
Corporate	67	66	71
Buhrmann	17,647	17,652	17,575

	1st quarter		January-March
EXCHANGE RATES	2006	2005	2006	2005

Euro versus US$, average rate	1.20	1.31	1.20	1.31
Euro versus US$, end rate			1.21	1.30
Euro versus Aus$, average rate	1.63	1.69	1.63	1.69
Euro versus Aus$, end rate			1.70	1.68

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: 3 May 2006